Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

August 25, 2021

VIA EDGAR

Mr. Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ellington:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management on July 29, 2021 in connection with the April 30, 2021 shareholder report filed by the Registrant on Form N-CSR (the “Shareholder Report”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 29, 2021, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Shareholder Reports.

Staff Comments:

1.	Staff Comment: The Staff notes that footnote 2 of the Annualized Total Return Table of the Emerald Banking and Finance Fund states, among other things, that (emphasis added):

The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through the agreement described above to the extent that the Fund's expenses in later periods fall below the annual rates set forth in the relevant agreement. The Fund will not be obligated to pay any such deferred fees and expenses more than three years after the year(s) in which the fees and expense were incurred.

The Staff also notes that footnote 6 to the Annual Report and footnote 2 to the Fund’s Fees and Expenses Table in its August 31, 2021 prospectus each contains similar language, but each indicate the Fund’s obligation to pay ceases “after the date of the waiver or reimbursement.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 25, 2021

Additionally, footnote 2 to the Fund’s Fees and Expenses Table in its August 31, 2021 prospectus contains additional language qualifying that the recapture payments are permissible only to the extent that “such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.”

In the future, please clarify and conform these statements relating to recapture arrangements throughout these documents.

Registrant’s Response: The current expense limitation agreement between the Trust and the Fund’s investment adviser includes, “…a Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred.” (emphasis added). Registrant will update footnote 2 of the Fund’s Annualized Total Return Table in future shareholder reports to conform to the language of the Fund’s then current expense limitation agreement, and will in the future also conform the statements relating to recapture arrangements throughout the Fund’s prospectus and shareholder reports.

2.	Staff Comment: The Staff notes that for the fiscal year ended April 30, 2021, the Emerald Banking Finance Fund had a portfolio turnover rate of 171% and for the fiscal year ended April 30, 2020, a portfolio turnover rate of 46%. Please provide an explanation for the increase in this rate. Does this increase reflect a change in investment strategy? If so, please consider adding a Portfolio Turnover Rate Risk to the risk factors in the Fund’s prospectus.

Registrant’s Response: The increased turnover rate during fiscal year 2021 was a result of the Fund’s risk mitigation efforts necessitated by the COVID-19 pandemic. During this period, the Fund’s allocation to bank stocks was reduced in response to the industry’s lack of visibility as to the credit quality of its borrowers. This was not a change in the Fund’s investment strategy. Accordingly, Registrant respectfully declines to add a Portfolio Turnover Rate Risk to the risk factors in the Fund’s prospectus at this time, but will monitor the Fund’s portfolio turnover rate to determine whether disclosure is needed in the future.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

U.S. Securities and Exchange Commission

Division of Investment Management

August 25, 2021

Very truly yours,

/s/ Jen Craig
Jen Craig
Assistant Secretary of Financial Investors Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP